SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2010

INTERNET GOLD - GOLDEN LINES LTD.
 (Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-150173.

INTERNET GOLD - GOLDEN LINES LTD.

EXPLANATORY NOTE: This Report on Form 6-K/A amends and restates in its entirety the Report on Form 6-K furnished to the Securities and Exchange Commission on September 28, 2010 by Internet Gold - Golden Lines Ltd. (the “Company”) and the press release attached thereto as Exhibit 99.1 regarding the results of the public tender in Israel for the Company’s Series C Debentures.  On September 29, 2010, the Company issued an amended announcement to reflect that the Series C Debentures are linked to the Israeli consumer price index.

The following exhibit is attached:

99.1	Press Release - Amended Announcement Of Results Of Public Tender In Israel For Its Series C Debentures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD - GOLDEN LINES LTD. (Registrant)

By:	/s/ Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: September 29, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Press Release - Amended Announcement Of Results Of Public Tender In Israel For Its Series C Debentures.